Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$4,000,000.00	0.0001531	$612.40

Total Transaction Valuation:		$4,000,000.00
Total Fees Due for Filing:				$612.40
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$612.40

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased.